Exhibit 99.1

ASX ANNOUNCEMENT

Quarterly Cash Flow – Appendix 4C

Sydney, Australia - 29 January, 2016 - Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) today lodged its Appendix 4C quarterly cash flow report for the quarter ending 31 December 2015.

Operating cash outflows for the six months were AU$14.2 million and included scientific spending of AU$7.7 million. The spending included AU$2.0 million for acquisition of the preclinical ddRNAi-based Hepatitis B (HBV) therapeutic program from Biomics Biotechnologies. Research and development costs were consistent with forecasts in the SEC F1 disclosures.

The company also incurred NASDAQ IPO costs of AU$2.0million in the half year which together with the Biomics outgoing of AU$2.0million represents $4.0million in non-recurring outgoings.

Because of these non-recurring costs, the Company expects cash outflows will significantly decrease in coming quarters and the Company is committed to managing cash outflows and controlling costs. Cash at the end of the December quarter was AU$25million.

During the quarter, the Company announced that it had entered into an agreement with Lonza Group, a global leader in biological, cell and viral gene therapy manufacturing to develop a scalable manufacturing process for Benitec’s ddRNAI-based, Adeno-Associated Virus (AAV).

In addition, Benitec presented important in vitro clinical data on the company's hepatitis B program at the HEP DART Conference in December, which demonstrated that BB-HB-331 can effectively suppress multiple aspects of the hepatitis B virus (HBV) in infected human liver cells. Benitec expects to report on in vivo hepatitis B data is CYQ2 2016.

Benitec continues an executive search for a new Chief Executive Officer, the search is progressing well. The Company will report to the market as soon as a replacement is confirmed.

A more comprehensive update on Benitec’s operations and financial matters will be provided in the quarterly report, to be submitted at the end of February 2016. The Company will provide quarterly reports and accompanying conference calls, in addition to the 4C statement of cash flows. These quarterly reports will be lodged with ASX and the NASDAQ within two months after each quarter end.

Benitec Biopharma Limited	| F6/ 1-15 Barr Street	| Balmain NSW 2041 Australia
ABN: 64068943662	| t: +61 (2) 9555 6986	| e: info@benitec.com	www.benitec.com

For further information on Benitec, please contact the persons below:

Company	Investor relations	United States

Carl Stubbings Chief Business Officer Tel: +61 (2) 9555 6986 Email: cstubbings@benitec.com	Annabel Murphy Head of Investor Relations & Corporate Communications Tel: +61 (2) 9555 6986 Email: amurphy@benitec.com

PCG Advisory Group

Adam Holdsworth

Managing Director of Investor Relations

Tel: + 1 646-862-4607

Email: adamh@pcgadvisory.com

Sean Leous

Managing Director of Public Relations

Tel: +1 646-863-8998

Email: sleous@pcgadvisory.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with labs in Hayward, CA (USA) and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis C and B, wet age-related macular degeneration and OPMD. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Benitec has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to, any statements relating to Benitec's pipeline of ddRNAi-based therapeutics, including the initiation, progress and outcomes of clinical trials and any other statements that are not historical facts. Such forward-looking statements involve risks and uncertainties, including, but not limited to, risks and uncertainties relating to the difficulties or delays in our plans to develop and potentially commercialize our product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and our product candidates, potential future out-licenses and collaborations, our intellectual property position and duration of our patent portfolio, the ability to procure additional sources of financing and other risks detailed from time to time in filings that Benitec makes with US Securities and Exchange Commission, including our most recent annual report on Form 20-F and our reports on Form 6-K. Such statements are based on management's current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited	| F6/ 1-15 Barr Street	| Balmain NSW 2041 Australia
ABN: 64068943662	| t: +61 (2) 9555 6986	| e: info@benitec.com	www.benitec.com

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10

Name of entity
BENITEC BIOPHARMA LIMITED

ABN	Quarter ended (“current quarter”)
64 068 943 662	31 December 2015

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A’000	Year to date (6 months) $A’000
1.1	Receipts from customers	6	235

1.2	Payments for
	(a) staff costs	(2,132)	(3,352)
	(b) advertising and marketing	(126)	(274)
	(c) research and development	(3,422)	(7,656)
	(d) leased assets	-	-
	(e) other working capital	(1,413)	(3,256)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	51	134
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	(7,036)	(14,169)

+ See chapter 19 for defined terms.

17/12/2010	Appendix 4C Page 1

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

		Current quarter $A’000	Year to date (6 months) $A’000
1.8	Net operating cash flows (carried forward)	(7,036)	(14,169)

	Cash flows related to investing activities
1.9	Payment for acquisition of:	-	-
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	(87)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:	-	-
	(a) businesses (item 5)
	(b) equity investments
	(c) intellectual property
	(d) physical non-current assets
	(e) other non-current assets

1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	-	(87)
1.14	Total operating and investing cash flows	(7,036)	(14,256)

	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	-	19,462
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (US listing costs)	-	(1,996)
	Net financing cash flows	-	17,466

	Net increase (decrease) in cash held	(7,036)	3,210

1.21	Cash at beginning of quarter/year to date	32,389	21,787
1.22	Exchange rate adjustments to item 1.20	(596)	(240)
1.23	Cash at end of quarter	24,757	24,757

+ See chapter 19 for defined terms.

Appendix 4C Page 2	17/12/2010

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	178
1.25	Aggregate amount of loans to the parties included in item 1.11	nil

1.26	Explanation necessary for an understanding of the transactions
Payments related to directors’ fees ($91k), consultancy fees ($42k) and legal services ($45k)

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows none

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest none

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A’000	Amount used $A’000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

17/12/2010	Appendix 4C Page 3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000
4.1	Cash on hand and at bank	2,293	2,483
4.2	Deposits at call	22,464	29,906
4.3	Bank overdraft
4.4	Other (provide details)
	Total: cash at end of quarter (item 1.23)	24,757	32,389

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration	N/A	N/A
5.3	Consideration for acquisition or disposal	N/A	N/A
5.4	Total net assets	N/A	N/A
5.5	Nature of business	N/A	N/A

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 29 January 2016
Company secretary

Print name:	Greg West

+ See chapter 19 for defined terms.

Appendix 4C Page 4	17/12/2010

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Notes

1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report except for any additional disclosure requirements requested by AASB 107 that are not already itemised in this report.

3.	Accounting Standards. ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

17/12/2010	Appendix 4C Page 5